EXHIBIT 12
GOODRICH CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(In millions, except for ratios)

	NINE MONTHS
	ENDED
	SEPTEMBER 30,		YEAR ENDED DECEMBER 31,
	2008	2007	2007	2006	2005	2004	2003
COMPUTATION OF EARNINGS:
Income from continuing operations before income taxes and distributions on trust preferred securities	$747.5	$520.1	$716.9	$456.8	$354.9	$205.1	$89.5

Add back:
Interest expense, net of capitalized interest	84.4	92.8	123.6	124.3	128.6	138.5	149.1
Portion of rent expense representing interest	12.3	11.2	14.8	13.8	14.6	12.2	14.0
Amortization of debt issuance costs	0.8	1.0	1.3	1.7	2.3	2.5	2.5
Minority interest and earnings (losses) from equity investments	12.3	17.5	24.3	14.8	11.5	9.1	5.2

EARNINGS	$857.3	$642.6	$880.9	$611.4	$511.9	$367.4	$260.3

COMPUTATION OF FIXED CHARGES:
Interest expense, net of capitalized interest	$84.4	$92.8	$123.6	$124.3	$128.6	$138.5	$149.1
Distributions on trust preferred securities	—	—	—	—	—	—	7.9
Portion of rent expense representing interest	12.3	11.2	14.8	13.8	14.6	12.2	14.0
Amortization of debt issuance costs	0.8	1.0	1.3	1.7	2.3	2.5	2.5
Capitalized interest	3.4	3.6	4.7	4.6	1.4	0.5	0.1

FIXED CHARGES	$100.9	$108.6	$144.4	$144.4	$146.9	$153.7	$173.6

RATIO OF EARNINGS TO FIXED CHARGES	8.50	5.92	6.10	4.23	3.48	2.39	1.50